NAC Global Technologies, Inc.

4720 Salisbury Road
Jacksonville, FL 32256

August 10, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re:	NAC Global Technologies, Inc.
Registration Statement on Form S-1 File No. 333-200969

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NAC Global Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:15 p.m. Eastern Time on Tuesday, August 11, 2015, or as soon thereafter as possible.

In connection with this request, the Company acknowledges the following:

(1)           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Very truly yours,

NAC Global Technologies, Inc.

By:	/s/ Vincent Genovese
Vincent Genovese
Chief Executive Officer